Hamershlag Sulzberger Borg Capital Markets, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Registered Public Accountant's Report Thereon

For the Year-Ended December 31, 2021

Hamershlag Sulzberger Borg Capital Markets, Inc.

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

CONTENTS

	PAGE
FORM X-17A-5, PART III	1 - 2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3 - 4
FINANCIAL STATEMENTS	
Statement of Financial Condition	5
Statement of (Loss)	5
Statement of Changes in Member's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9 - 11
SUPPLEMENTAL INFORMATION – Schedule I	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1	12
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	13
MANAGEMENT'S REPORT ON EXEMPTION	14
Exemption from the Computation for Determination of Reserve Requirements Under Rule 15c3-3 - Schedule II	15
Information for Possession or Control Requirements Under Rule 15c3-3 – Exemption Report – Schedule III	15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52179

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1180 6th Ave 8th Floor

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GARY CUCCIA	732-713-9607	gary@finopcfo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

VICTOR MOKUOLU CPA PLLC

(Name – if individual, state last, first, and middle name)

1725 NICHOLE WOODS DRIVE	HOUSTON	TX	85085
(Address)	(City)	(State)	(Zip Code)

1/19/2021	6771
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Gary Cuccia_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC._____, as of __December 31_____, 2 __021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Fermando Puig
COMMISSION # GG292276
EXPIRES: March 29, 2023
Bonded Thru Aaron Notary

Notary Public

Signature: _Gary Cuccia_

Title: _Chief Executive Officer_

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VICTOR MOKUOLU, CPA PLLC
Accounting | Advisory | Assurance & Audit | Tax



Independent Auditor's Report

To: Owners
Hamershlag Sulzberger Borg Capital Markets, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Hamershlag Sulzberger Borg Capital Markets, Inc., which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Hamershlag Sulzberger Borg Capital Markets, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company's ability to continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has not generated revenue, has suffered recurring losses and has a stockholders' deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Supplemental Information

 





VICTOR MOKUOLU, CPA PLLC
Accounting | Advisory | Assurance & Audit | Tax

The Schedules I, II and III ("supplemental information" below have been subject to audit procedures performed in conjunction with the audit of Hamershlag Sulzberger Borg Capital Markets, Inc. financial statements. The supplemental information is the responsibility of Hamershlag Sulzberger Borg Capital Markets, Inc.'s management. Our audit procedures included determining whether the Schedules I, II and III reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules I, II and III. In forming our opinion on the Schedules I, II and III, we evaluated whether the Schedules I, II and III, including its form and content, are presented in conformity with C.F.R. 240.17a-5, or other criteria. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Hamershlag Sulzberger Borg Capital Markets, Inc.'s auditor since 2020.

Houston, Texas,

March 31, 2022

www.vmcpafirm.com | Ph: 713.588.6622 | Fax: 1.833.694.1494 |ask@vmcpafirm.com

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	6,572
Prepaid expenses and other assets		1,975
TOTAL ASSETS	$	8,547

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	-
TOTAL LIABILITIES		-
EQUITY		
Common Stock		10,000
Additional Paid in Capital		372,274
Retained Earnings		(373,727)
Total Equity		8,547
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	8,547

The accompanying notes are an integral part of these financial statements.

5

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE		
Other Revenue	$	67
TOTAL REVENUE		67
EXPENSES		
Rent		1,414
Other		761
Professional Fees		27,335
Regulatory Fees		17,280
TOTAL EXPENSES		46,790
NET LOSS	$	(46,723)

The accompanying notes are an integral part of these financial statements.

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Number of Shares		Additional Paid in Capital		Retained Earnings (Defecit)		Total	
	Units	Amount						
Balance December 31, 2020	2,600	$ 10,000	$	247,020	$	(327,004)	$	(69,984)
Capital Contributions by Member				125,254				125,254
Net Loss						(46,723)		(46,723)
Balance December 31, 2021	2,600	$ 10,000	$	372,274	$	(373,727)	$	8,547

The accompanying notes are an integral part of these financial statements.

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

OPERATING ACTIVITIES	
Net LOSS	$ (46,723)
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in operating assets:	
Prepaid expenses and other assets	(1,975)
Decrease in operating liabilities:	
Accrued expenses and other liabilities	(70,019)
TOTAL ADJUSTMENTS	(71,994)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(118,717)
FINANCING ACTIVITIES	
Capital contribution	125,254
NET CASH PROVIDED BY FINANCING ACTIVITIES	125,254
NET INCREASE IN CASH AND CASH EQUIVALENTS	6,537
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	35
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 6,572

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations - HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC. (the Company) operates a brokerage business on the New York Stock Exchange, Inc. The Company is owned by the Estate of the late Stephen Perciballi 75.1% and LMJ Holdings, Inc ("LMJ") 24.9%. The Company has been inactive for several years and currently is not conducting business.

Basis of accounting - The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes - Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred tax balances. Deferred taxes are recognized for differences between book and tax timing of income and expense items. As of December 31, 2021, the Company had no deferred tax assets or liabilities portrayed on the financial statements.

Effective October 1, 2009, the Company was required to adopt the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax return to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

In evaluating the Company's tax provisions and accruals, future taxable income and reversal of temporary differences, the Company believes the income tax positions taken for financial statement purposes are appropriate based on current facts and circumstances.

Federal and state income tax returns of the Company for the years ended December 31, 2014-2021 are subject to the examination by the related taxing authorities, generally for three years after they are filed.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments contingencies as of December 31, 2021.

NOTE - 3 LEASES

The Company has a month-to-month operating lease agreement for office space, cancelable with one months' notice. Consequently, the Company paid $1,414 in rental expense for the year ended December 31, 2021.

NOTE - 4 DEFERRED TAXES

As of December 31, 2021, the Company has approximately $154,895 net operating loss (NOL) carryforward for federal and state income tax purposes. The resulting net prior period losses are available or future years and expire through 2032. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The NOL increased by $46,723 for the year ended December 31, 2021.

Deferred tax assets:

Net operating loss carryforward	$154,895
Valuation allowance for net deferred assets	$154,895

As of December 31, 2021, the Company does not have any unrecognized tax benefits in its financial statements. During the year ended December 31, 2021, the company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after respective filing deadlines of those returns, therefore, the company's tax returns from 2017-2021 remain open for examination.

NOTE - 5 NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain a minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2021, the Company has net capital of $6,572, which deficit exceeds its minimum of $5,000 by $1,572. Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2021 does not materially differ from the net capital computation contained in the Company's unaudited FOCUS Report IIA for the period

NOTE - 5 NE CAPITAL REQUIREMENTS (Continued)

ending December 31, 2021. Consequently, a reconciliation is not required and is therefore not included herein.

NOTE - 6 NEW ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02 Leases - (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GM P, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term related party office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term.

NOTE - 7 EXEMPTION FROM RULE 15C3-3

The Company operates in reliance on footnote 74 to SEC Release 34-70073, dated July 30th 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, as described in membership agreement with FINRA, the firm does not, and will not hold customer funds or securities.

NOTE - 8 GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss from operations of $46,723 during the year ended December 31, 2021. Those factors, as well as the preceding year's losses, create a substantial doubt about the Company's ability to continue as a going Concern for the year following the date financial statements are available to be issued. Management for the Company has evaluated these conditions and has a plan to mitigate these conditions by obtaining a commitment from LMJ (minority owner) to continue to provide cash contributions until such time as the Company becomes profitable. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE – 9 SUBSEQUENT EVENTS

The Company follows the guidance of FASB ASC topic 855, Subsequent Events. The Company has evaluated subsequent events through the date and time the financial statements were issued on March 31, 2022 and determined that no disclosure was necessary.

Hamershlag, Sulzberger, Borg Capitol Markets Inc

STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
12/31/2021

	ACTUAL
TOTAL ASSETS	$ 8,547
TOTAL LIABILITIES	-
NET WORTH	8,547
LESS NON-ALLOWABLE ASSETS	1,975
CURRENT CAPITAL	6,572
LESS HAIRCUTS	-
NET CAPITAL	6,572
REQUIRED NET CAPITAL (GREATER OF $5K OR 6 2/3% OF AI)	5,000
EXCESS NET CAPITAL	1,572
AGGREGATE INDEBTEDNESS	-
AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.00%
MINIMUM REQUIRED NET CAPITAL	$5,000
6 2/3% OF AGGREGATE INDEBTEDNESS	$0
DEBT / EQUITY RATIO	N/A

120% of Require Capital	6,000
Excess Net Capital over Required minimum	572

The net capital computed above and the Company's computation of net capital on its December 31, 2021 amended FOCUS Report - Part IIA agree. As a result, no reconciliation is necessary.

VICTOR MOKUOLU, CPA PLLC
Accounting | Advisory | Assurance & Audit | Tax



Report of Independent Registered Public Accounting Firm

To: Owners
Hamershlag Sulzberger Borg Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) Hamershlag Sulzberger Borg Capital Markets, Inc. (the "Company") identified that it does not claim an exemption from the requirements of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-700-73, dated July 30, 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014 (the identified Exemption") and (2) the Company stated that the Company met the identified Exemption throughout the period January 1, 2021 through December 31, 2021 without exemption. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hamershlag Sulzberger Borg Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in the material respects, based on the identified Exemption from Rule 15c3-3 under the Securities Exchange Act of 1934 identified above.

.

/s/ Victor Mokuolu, CPA PLLC

Houston, Texas

March 31, 2022

Hamershlag, Sulzberger, Borg Capital Markets Inc.

INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS
UNDER RULE 15c3-3 – EXEMPTION REPORT

DECEMBER 31, 2021

Hamershlag Sulzberger Borg Capital Markets, Inc. (the "Company") identified that it does not claim an exemption from the requirements of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-700-73, dated July 30, 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014 (the identified Exemption") and;

the Company has met the identified Exemption throughout the period January 1, 2021 through December 31, 2021 without exemption.

Gary Cuccia

3/31/22

Chief Financial Officer
Title

14

VentureAide Capital, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

December 31, 2021

Hamershlag Sulzberger Borg Capital Markets, Inc. (the "Company") identified that it does not claim an exemption from the requirements of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-700-73, dated July 30, 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014 (the identified Exemption")

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

December 31, 2021

Hamershlag Sulzberger Borg Capital Markets, Inc. (the "Company") identified that it does not claim an exemption from the requirements of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-700-73, dated July 30, 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014 (the identified Exemption")